

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

<u>Via Email</u>

Bryan K Davis
Senior Vice President and Chief Financial Officer
Brookfield Properties Corporation
Suite 330
Brookfield Place
181 Bay Street
Toronto, Ontario Canada M5J2T3

      Re: Brookfield Properties Corporation
              Form 40-F
              Filed March 31, 2011
              Form 6-K
              Filed March 8, 2011
              File No. 001-14916

Dear Mr. Davis:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Kevin Woody

                              Kevin Woody
                              Accounting Branch Chief